Marriott International, Inc. Corporate Headquarters	10400 Fernwood Road Dept. 52/92402 Bethesda, MD 20817

Carl T. Berquist Executive Vice President and Chief Financial Officer 301-380-4326 Phone 301-380-5067 Fax e-mail: carl.berquist@marriott.com

December 3, 2009

Mr. Daniel L. Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

RE: Marriott International, Inc.

Form 10-Q for the quarter ended September 11, 2009

File No. 001-13881

Dear Mr. Gordon,

On behalf of Marriott International, Inc. (“Marriott”), this responds to your letter dated November 20, 2009 that sets forth the comments of the Staff of the Division of Corporation Finance on our filing referenced above. The Staff’s comments are set forth below, followed by the related responses. If you have further questions, we would be pleased to discuss the responses with you at your convenience.

Comment #1:

We note the $752 million impairment charge recognized on your timeshare portfolio during the third quarter of 2009. Please enumerate for us the specific indicators of impairment that led to your change in strategy for the timeshare segment and necessitated the impairment charge. In addition, with a view towards disclosure in your filings, please explain in detail why none of these indicators were evident in prior periods and did not prompt an impairment charge prior to the third quarter.

Response to Comment #1:

The $752 million impairment charge reflects changes to our business plans for our Timeshare segment as further discussed below that management approved on September 22, 2009 and that as we disclosed in a Form 8-K filing on September 23, 2009 and in our subsequently filed Form 10-Q for the period ended September 11, 2009.

Mr. Daniel L. Gordon

December 3, 2009

Marriott’s timeshare projects are generally developed, marketed and sold out over an extended period of time. In managing the business, management monitors the current and expected cash flows associated with the projects on an ongoing basis. In addition, for financial reporting purposes, management monitors the projects for triggering events and potential impairment in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”) (now ASC 360). As noted in our April 6, 2009 response to your comment letter on our Form 10-K for the fiscal year ended January 2, 2009, in conjunction with the completion of our financial statements for that year, Marriott performed an impairment assessment on substantially all of its timeshare projects. The long term expected cash flows associated with the projects assessed were sufficient to recover the carrying values of the timeshare assets and as a result we did not record any impairment charges as of January 2, 2009. Based on management’s ongoing assessment of long term expected cash flows, we also did not record any impairment charges in the first two quarters of 2009.

During the third quarter of 2009, management made significant strategic decisions associated with the timeshare business including curtailing certain projects, accelerating sales of existing inventory, canceling certain future development phases and selling assets held for future development. These decisions directly impacted the expected long term cash flows associated with these projects resulting in the impairment charges recorded in the third quarter of 2009.

These decisions and the associated charges are discussed below.

Luxury Fractional and Residential Real Estate

We market our luxury fractional (i.e., multi-week intervals at Ritz-Carlton branded projects) and residential (i.e., whole-ownership at Ritz-Carlton branded projects) products as real estate alternatives to second homes. The price points, unique product types and select customer base associated with luxury fractional and residential real estate generally results in extended sell out periods for these projects. The luxury nature of these projects requires significant capital investment associated with both the product and its associated amenities. During the extended sell out period associated with these projects, the cost of capital to carry the product inventory and associated amenities is significant. As a result, management closely monitors the status and progress of these projects on an ongoing basis.

With the economic downturn continuing into 2009, discretionary spending, household wealth and consumer confidence continued to decline, particularly in the higher income and wealth economic sectors which represent the primary customer base for our luxury fractional and residential real estate products. As 2009 progressed, a surplus of luxury real estate further weakened demand for our luxury products.

With the continued softening in the economy, during the first quarter of 2009, we introduced unprecedented and what we expected to be temporary sales promotions targeted to luxury fractional and residential customers. These limited targeted promotions were implemented to assess the impact of accelerating sales and cash flow and reducing the cost of capital associated with the extended sell out periods associated with these products. As the promotions proved successful, they were extended on a limited basis into the second quarter of 2009. Because our projects have lengthy sales periods, short term discounts usually do not cause impairments.

In light of the sustained economic decline into 2009 and limited prospects for robust recovery of the luxury real estate market, coupled with the success of the targeted sales promotions, we began

Mr. Daniel L. Gordon

December 3, 2009

to consider the need for permanent changes to our business model. Accordingly, while we discussed the existence and results of our sales promotions, we made the following disclosure in Footnote No. 9 “Inventory” to our Form 10-Q for the period ended June 19, 2009:

“As noted throughout this report, the economic recession has resulted in weaker demand for our Timeshare segment products, in particular our residential (or whole ownership) products, but also to a lesser extent our fractional ownership and timeshare products. During the 2009 second quarter, we were able to increase sales over the 2009 first quarter through various sales promotions, including pricing adjustments. We continue to assess our strategic alternatives for each of our projects to address the weaker demand environment, including among other things, future development plans, inventory requirements and determining what, if any, pricing adjustments may be appropriate to stimulate sales and accelerate cash flows and returns. It is possible that changes to our plans could have a material impact on the carrying value of certain projects in our inventory and result in impairment or other charges.” (emphasis added)

Given the success of the sales promotions in the first half of 2009, the continued depressed state of the luxury fractional and residential real estate markets, and the cost of capital associated with these projects we evaluated various strategic alternatives for these products in the 2009 third quarter and significantly modified our business plans as follows:

•	Permanently reduced luxury fractional and residential pricing (price re-set) (SFAS 144 paragraph 8e) (now ASC 360-10-35-21e);

•	Delayed future construction and/or cancelled future phases (SFAS 144 paragraph 8b) (now ASC 360-10-35-21b);

•	Converted certain proposed projects to other uses (SFAS 144 paragraph 8b) (now ASC 360-10-35-21b); and

•	Decided to sell land held for future development (SFAS 144 paragraph 8b) (now ASC 360-10-35-21b).

As a result of approving these revised business strategies in the third quarter of 2009 and the associated impact on the tests of recoverability of the related assets, we recorded impairment charges, which we reported on a Form 8-K filed on September 23, 2009. Of the total $752 million impairment charge we recognized, $299 million, 40 percent, was associated with nine North American luxury fractional projects and $295 million, 39 percent, was associated with five luxury residential projects.

Timeshare Interval Real Estate

As noted in our 2008 Form 10-K and quarterly reports on Form 10-Q for the fiscal 2009 first and second quarters, the weak economy also impacted our core timeshare products (i.e., one week intervals at Marriott branded projects). Beginning in the fourth quarter of 2008, our Timeshare segment began restructuring efforts by reducing and consolidating sales channels in the United States and closing down certain operations in Europe in response to the weakened economic environment. The results of these restructuring efforts were expected to and continue to provide significant savings for the business, including driving substantial reductions in sales and marketing costs in 2009. Although the sales pace had slowed down for the segment’s traditional timeshare interval business, sales did not decline at the rate experienced by our higher price point luxury fractional and residential real estate products. Because our timeshare interval projects,

Mr. Daniel L. Gordon

December 3, 2009

like our luxury fractional and residential real estate products, have lengthy sales periods short term discounts usually do not cause impairments.

We closely monitored sales performance, development spending, and results of our restructuring efforts during the 2009 first quarter. In connection with the Timeshare segment’s 25th anniversary during the second quarter of 2009, as discussed in Management’s Discussion & Analysis in our Form 10-Q for the period ended June 19, 2009, we implemented temporary marketing and sales promotions, including volume discounts and purchase incentives that accelerated the pace of timeshare interval sales.

As with our luxury and residential products, we reviewed strategic alternatives for our timeshare interval product given existing inventory levels and continued focus on cash conservation. In the 2009 third quarter, we approved the following modified business plans for our U.S., European and Asia Pacific projects:

•	Continued targeted short-term promotions for U.S. projects (SFAS 144 paragraph 8e) (now ASC 360-10-35-21e);

•	Cancelled future phases of one North American resort (SFAS 144 paragraph 8b) (now ASC 360-10-35-21b);

•	Deferred new projects and phases (SFAS 144 paragraph 8b) (now ASC 360-10-35-21b);

•	Continued promotional pricing and marketing incentives for European projects (SFAS 144 paragraph 8e) (now ASC 360-10-35-21e); and

•	Changed the project scope for two Asia Pacific resorts (SFAS 144 paragraph 8b) (now ASC 360-10-35-21b).

As a result of approving these revised business strategies in the third quarter of 2009 and the associated impact on the tests of recoverability of the related assets, we recorded impairment charges in the third quarter of 2009, which we also reported on the Form 8-K that we filed on September 23, 2009. Of the total $752 million impairment charge we recognized, $93 million, 12 percent, was related to one North American timeshare project, $51 million, 7 percent was associated with four projects in its European timeshare and fractional business and $14 million, 2 percent, was associated with two Asia Pacific timeshare resorts.

Comment #2:

Please explain to us and disclose in future filings the nature of the timeshare loans that will likely not be repaid, as well as your basis in GAAP for recording the $40 million loan impairment charge and the charge for funding liability of $27 million as non-operating charges. Also, explain the basis for classifying the $43 million provision for loan losses as non-operating.

Response to Comment #2:

Marriott has two types of loans associated with the timeshare business 1) loans made to customers to purchase our timeshare intervals and 2) mezzanine loans made to a venture (in which Marriott has an equity investment) to facilitate the development of the timeshare project.

Mr. Daniel L. Gordon

December 3, 2009

For loans to customers for the purchase of our timeshare intervals, in accordance with SFAS 152 “Accounting for Real Estate Time-Sharing Transactions and amendment of FASB Statements No. 66 and 67” (now ASC 978-310), we classify income and provision for loan losses within our Timeshare sales and services and Timeshare-direct line items, which are within operating activity in our statement of income.

The $40 million mezzanine loan impairment and the $27 million liability for future mezzanine loan fundings relate to the second type of timeshare loans, mezzanine loan arrangements for the venture which we do not expect will be repaid. In accordance with Rule 5-03(b)13 of Regulation S-X, we record equity in earnings (losses) within the non-operating section of our statement of income. Interest income and provisions for losses on venture loans (which are considered basis under equity accounting) are also recorded within the non-operating section of our statement of income.

The Timeshare strategy-impairment charges (non-operating) line in our Form 10-Q for the quarter ended September 11, 2009 included the impairment of our investment in a joint venture, provisions for loan losses for mezzanine loans made to that joint venture, and a funding liability for anticipated future mezzanine loan fundings to the same joint venture which we do not expect will be recovered. Accordingly, in future filings, we will clarify within any of our disclosures related to the timeshare strategy impairment charges that the $40 million mezzanine loan impairment charge and the $27 million liability associated with future mezzanine loan fundings were both recorded in conjunction with our involvement with the joint venture investment.

Our Form 10-Q for the period ended September 11, 2009 included $43 million of provisions for loan losses within the non-operating section of our statement of income. As we disclosed in Footnote No. 19 “Restructuring Costs and Other Charges” to that Form 10-Q, we recorded those reserves for loan losses for mezzanine and other loans, most of which we had advanced to owners of properties that we manage. We outline our policy on such reserves for loan losses in the “Loan Loss Reserves” caption of Footnote No. 1 “Summary of Significant Accounting Policies” in our Form 10-K for the fiscal year ended January 2, 2009.

As we noted in Footnote No. 11 “Notes Receivable,” to our Form 10-Q for the period ended September 11, 2009, we recorded $193 million of mezzanine and other loans as part of our notes receivable balance on our balance sheet at September 11, 2009. The composition of the $193 million of notes receivable associated with mezzanine and other loans (which are not an integral part of our business) was as follows: $103 million of loans associated with less than 30 properties; and $90 million of corporate loans. At the end of the 2009 third quarter we had 3,362 lodging properties in our system, we do not make loans to the vast majority of those properties as indicated in the preceding sentence, and accordingly such loans are not an integral part of our operating business. In the few cases where we do make loans, it is for strategic reasons, typically to facilitate a transaction, and not as part of our day-to-day operations. Therefore, we believe our classification of these loan loss provisions within non-operating income is appropriate and in accordance with Rule 5-03(b)7 of Regulation S-X.

As you requested, we acknowledge that (1) Marriott is responsible for the adequacy and accuracy of the disclosure in our filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Marriott’s filings; and (3) Marriott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel L. Gordon

December 3, 2009

We hope you find that this response answers the Staff’s questions, but please contact Carl Berquist, Executive Vice President and Chief Financial Officer, at (301) 380-4326 if you have any further questions or would like to discuss our response.

Sincerely,

/s/ Carl T. Berquist

Carl T. Berquist Executive Vice President and Chief Financial Officer